3: complianceb

Washington Mutual

Mortgage Securities Corporation

March 25, 2004

LaSalle Bank National Association

135 South LaSalle Street

Suite 1625

Chicago, IL 60603

RE: ANNUAL STATEMENT AS TO COMPLIANCE FOR WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

Dear Sir or Madam:

Please be advised that, in accordance with the pooling and servicing agreements (each, an "Agreement") executed between LaSalle Bank National Association and Washington Mutual Mortgage Securities Corp. (f/k/a/ PNC Mortgage Securities Corp.) (the "Master Servicer"), acting in its capacity as master servicer under each Agreement, during the preceding calendar year and its performance under the Agreements and, to the best of my knowledge, the Master Servicer has fulfilled all of its obligations under the Agreements during such year.

Please find enclosed the Independent Accountants' Report for the year ended December 31, 2003.

Sincerely,

Barbara A. Campbell

Barbara A. Campbell

Vice President

Master Servicing Division